Thacher Proffitt & Wood llp Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com

May 30, 2006

Daniel H. Morris
Attorney-Advisor
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BNP Paribas Mortgage Securities LLC Registration Statement on Form S-3 Filed April 26, 2006 File No. 333-131690

Dear Mr. Morris:

This letter will confirm that when referring to the transaction parties, we will refer to the “issuing entity” (as defined in Item 1101(f) of Regulation AB) rather than “the trust”, where appropriate, in the prospectus and prospectus supplement thereto. In addition, we confirm that all reports (including on Forms 10-K, 8-K and 10-D, as applicable) and other materials that are required to be filed pursuant to an Exchange Act requirement, as to any class of asset-backed securities backed by residential mortgage loans, that were required to be filed during the period February 9, 2005 through February 9, 2006 have been timely filed.

This letter will also confirm that manufactured housing conditional sales contracts and installment loan agreements or interests therein, if not secured by a mortgage on real property, will not be applied towards the 55% test for purposes of Section 3(c)(5)(C) of the Investment Company Act of 1940 but will be applied towards the 55% test for purposes of 3(c)(5)(A) of the Investment Company Act of 1940.

Sincerely,

By:	/s/ Richard D. Simonds, Jr.
Richard D. Simonds, Jr.

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